FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION
Economic environment & market trends
Results of Siemens worldwide
Segment information analysis
Sales and order trends in the first nine months
Liquidity, capital resources and capital requirements
EVA performance
Quarterly Summary
Supervisory Board Changes
Managing Board Changes
Siemens financial calendar*
SIGNATURES

Interim Report — Third Quarter and First Nine Months of Fiscal 2003

INTRODUCTION

The form and content of our Interim Report has been updated during fiscal 2003 to reflect the new reporting requirements of the Frankfurt Stock Exchange while continuing to adhere to the applicable disclosure requirements of the U.S. Securities and Exchange Commission (SEC) and United States Generally Accepted Accounting Principles (U.S. GAAP) for interim reporting purposes. We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

ECONOMIC ENVIRONMENT & MARKET TRENDS

     Despite the challenges in the current global macroeconomic environment, a majority of Siemens’ 13 operating Groups succeeded in increasing both their profits and their earnings margins during the third quarter of fiscal 2003 compared to the same quarter a year earlier. Of the nine Groups whose Operation 2003 target margin goals apply to this fiscal year, eight Groups reached, exceeded, or approached their goal by the end of the third quarter. The Automation and Drives Group (A&D) strengthened its market position in a weak economy and reported a Group profit margin of nearly 10 percent. The Group profit margin at Power Generation (PG) was more than 18%, despite the end of the gas turbine boom in the U.S. Medical Solutions (Med) also continued its success as it achieved a noteworthy Group profit margin of more than 19 percent in the third quarter. The Information and Communications business area continued to deal with pricing pressures and weakness in demand. Nevertheless, the three I&C Groups as a whole reported a stable aggregate bottom line result year-over-year.

     At the same time, a substantially weaker dollar relative to the euro created negative currency translation effects ranging into the double digits for some Groups, putting strong downward pressure on reported business volumes. Excluding the effects of currency translation, acquisitions and dispositions, third-quarter orders for Siemens overall declined only 1% year-over-year, indicating that the volume declines of recent quarters may be slowing or stabilizing.

RESULTS OF SIEMENS WORLDWIDE

Results of Siemens worldwide — Third quarter of fiscal 2003 compared to third quarter of fiscal 2002

     Sales decreased 15% to €17.380 billion compared to €20.482 billion and orders decreased 10% to €17.215 billion compared to €19.033 billion the same quarter a year earlier. Excluding the effects of currency translation, acquisitions and dispositions, sales decreased 7% and orders were 1% lower year over year.

     Gross profit as a percentage of sales for Siemens worldwide in the third quarter of fiscal 2003 was 29.4%, an increase of one percentage point above the prior year level. Gross profit margin from Operations improved as well to 28.9%. Among the Groups, in particular Med and Siemens VDO Automotive (SV) recorded significantly higher margins while Siemens Dematic (SD) and PG reported lower results.

     Research and development expenses decreased from €1.425 billion to €1.248 billion, generally in line with the decrease in sales. R&D spending within Operations represented 7.2% of sales, up from 7.0% in the third quarter of last year. Marketing, selling and general administrative expenses were €3.190 billion compared to €3.610 billion in the third quarter a year ago. This figure represents 18.4% of sales, compared to 17.6% in the third quarter of the prior year.

     Other operating income (expense), net was a positive €124 million compared to a positive €58 million in the third quarter of fiscal 2002, which included gains of €56 million resulting from the sale of the Hydraulik-Ring business at SV. The current year quarter included net gains of €65 million from customer cancellations at PG and a €74 million gain arising from Med’s contribution of assets to a joint venture with Draegerwerk AG.

     Income (loss) from investments in other companies, net was a positive €16 million compared to a positive €87 million in the third quarter of the prior year, which included a €67 million gain on the sale of an investment. Fujitsu Siemens Computers narrowed its loss compared to the same period a year ago. In addition, the prior year period profited from a high level of investment income at Siemens Financial Services (SFS). Siemens’ equity share of Infineon Technologies AG’s (Infineon) net loss was €43 million, compared to €31 million in the prior year.

     Income from financial assets and marketable securities, net was a negative €63 million compared to a positive €22 million in the third quarter a year ago.

     Interest income of Operations, net was €6 million compared to €24 million a year earlier, due primarily to lower interest income on accounts receivable and advance payments. Other interest income (expense), net was €75 million compared to €49 million last year reflecting lower interest expense on debt and interest paid to banks.

     The effective tax rate on income in the third quarter of fiscal 2003 was approximately 22%, compared to 25% in the third quarter a year ago.

     Net income in the third quarter was €632 million, compared to €725 million in the prior year. Earnings per share in the third quarter were €0.71, compared to €0.81 in the prior-year period.

     Net cash from operating and investing activities for the third quarter was €266 million, including an initial payment of €505 million to acquire the industrial turbine business of Alstom S.A., Paris (Alstom), €553 million in increases in investments and €188 million in increases in marketable securities. Excluding these items, net cash from operating and investing activities was €1.512 billion. Net cash in the prior year quarter was €1.466 billion.

Results of Siemens worldwide — First nine months of fiscal 2003 compared to first nine months of fiscal 2002

     Orders for the first nine months were €56.444 billion, down 16% from €66.854 billion a year earlier, and sales fell 13% to €54.455 billion from €62.726 billion. Excluding currency effects and the net effect of acquisitions and dispositions, orders and sales were down 8% and 5%, respectively.

     Gross profit as a percentage of sales for Siemens worldwide in the nine months of fiscal 2003 improved to 28.6%, above the prior year level of 27.8%. Power Transmission and Distribution (PTD), Transportation Systems (TS), SV, Med and Osram all increased their margins, while a reduction at SD was due in large part to charges taken for contract loss provisions and PG’s margin absorbed inventory allowances, related in part to customer cancellations. A&D continued to maintain a strong gross profit margin. The prior year was negatively impacted by the consolidation of two months of Infineon’s relatively low gross profit margin. Infineon was deconsolidated beginning December 2001.

     Other operating income (expense), net was a positive €408 million compared to a positive €998 million in the first nine months of fiscal 2002, which included gains of €936 million resulting from sales of shares in Infineon and a gain of €56 million from the sale of Hydraulik-Ring. The current nine-month period includes net gains of €323 million from customer cancellations at PG and a €74 million gain arising from Med’s contribution of assets to the Draeger Medical joint venture.

     Income (loss) from investments in other companies, net was a positive €44 million compared to a positive €162 million in the first nine months of the prior year which included €133 million of gains on the sale of two investments. Siemens’ equity share in the net loss of Infineon was €187 million, compared to €134 million in the prior year.

     Income (expense) from financial assets and marketable securities, net was a negative €26 million compared to a positive €68 million in the first nine months of fiscal 2002.

     Interest income of Operations, net was €27 million compared to €73 million a year earlier, due to lower interest income on accounts receivable and advance payments. Other interest income (expense), net was €186 million compared to €73 million last year reflecting lower interest expense on debt and interest paid to banks.

     The effective tax rate on income in the first nine months of fiscal 2003 was approximately 29%, compared to 22% in the same period a year ago, which was positively impacted by the tax-free sale of Infineon shares, which occurred in the first two quarters of fiscal 2002.

     Net income for the first nine months of fiscal 2003 was €1.721 billion. Net income for the first nine months a year earlier was €2.544 billion, including non-taxable gains of €936 million related to the sale of shares in Infineon noted above and losses of €115 million from the first two months of fiscal 2002, when Infineon was still consolidated in Siemens’ results. Earnings per share for the first nine months of this year were €1.93, compared to €2.86 for the same period a year ago.

     On October 1, 2002, Siemens adopted Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. As a result of the adoption of SFAS 143, income of €59 million (€36 million net of income taxes, or €0.04 per share) was recorded as a cumulative effect of a change in accounting principle. See Notes to the consolidated financial statements for further information.

     For the first nine months of fiscal 2003, net cash from operating and investing activities was €527 million, including an initial payment of €505 million to acquire the industrial turbine business of Alstom, €645 million in increases in investments, €203 million in increases in marketable securities and €442 million of supplemental pension contributions made in the first quarter. Excluding these transactions, net cash from operating and investing activities was €2.324 billion. Net cash from operating and investing activities in the first nine months a year earlier was €3.206 billion. This amount included proceeds from portfolio activities totalling €945 million related to transactions involving Infineon and Atecs Mannesmann.

Acquisitions and Dispositions

Alstom

     On April 28, 2003 Siemens announced the signing of contracts towards the acquisition of the industrial turbine business of Alstom, in two transactions. In the first transaction, PG completed the acquisition of the small gas turbine business in April 2003, for a preliminary net purchase price of approximately €505 million. The Company has not finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €100 million was allocated to intellectual property rights, €140 million to customer relationships and €50 million was recorded as goodwill. Both the intellectual property rights and the customer relationships are being amortized on a straight-line basis over 8 years and 15 years, respectively.

     In the second transaction, PG agreed to acquire the medium-sized gas and steam turbine businesses of Alstom for a total purchase price of approximately €525 million. The Company obtained approval of the antitrust authorities in Europe and the U.S. after the close of the third fiscal quarter, in July 2003. The closing of this acquisition occurred on July 31, 2003.

Draeger Medical

     In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Draegerwerk AG in exchange for a 35 percent interest in the joint venture Draeger Medical AG & Co. KGaA (Draeger Medical), headquartered in Luebeck, Germany. In connection with the contribution, Siemens realized a pretax gain of approximately €74 million. The contribution agreement obligates Siemens to contribute to Draeger Medical the net proceeds upon the sale of its Life Support Systems business. By consenting to this sale, Siemens and Draegerwerk AG received approval by antitrust authorities. Siemens’ investment in Draeger Medical is accounted for using the equity method.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	(49)%	(125)	(84)	(16)%	(423)	(366)
Group profit margin		(7.4)%	(3.8)%		(8.2)%	(5.0)%
Total sales	(23)%	1,687	2,190	(30)%	5,170	7,387
New orders	(13)%	1,756	2,029	(21)%	5,385	6,830
Net cash from operating and investing activities		(110)	118		(58)	158

	June 30, 2003	Sept. 30, 2002

Net capital employed	738	1,100
Employees (in thousands)	34	39

     ICN reported a loss of €125 million, including €72 million in charges primarily related to asset write-downs at Efficient Networks. The Group recorded a loss of €84 million last year, including €45 million in severance charges. On a consecutive quarter basis in the current year, ICN’s Group profit margin improved. Third-quarter earnings at the Enterprise Networks division were €62 million, up from the prior-year period, but sales declined to €893 million from €955 million a year earlier due to currency translation effects. ICN’s Carrier Networks and Services business also reported lower sales year-over-year, €801 million compared to €1.108 billion, and posted a loss of €128 million. The division’s third-quarter loss a year earlier was €183 million. For ICN as a whole, sales dropped 23% to €1.687 billion from €2.190 billion in the prior-year period, including a 6% negative currency translation effect. Third-quarter orders declined 13% year-over-year, to €1.756 billion, with nearly half the decrease due to currency translation.

     ICN’s loss in the first nine months of fiscal 2003 included charges for severance and asset write-downs, totaling €165 million. Similar charges in the prior year amounted to €181 million. While Enterprise Networks increased its nine-month profit year-over-year, Carrier Networks and Services narrowed its loss compared to the prior year period. Sales were lower due to market forces, 5% negative currency effects, and due to divestments, particularly Networks Systems between the two periods under review.

     Net capital employed at June 30, 2003 decreased to €738 million from €1.100 billion at the end of the prior fiscal year, due in large part to significantly lower expenditures for investments in property, plant and equipment. Despite lower earnings and payments for severance programs, working capital improvements, particularly of inventories and accounts receivable together with reduced capital expenditures held net cash from operating and investing activities to a negative €58 million. Cash flow is expected to absorb impacts in future periods from severance programs. ICN’s negative EVA improved substantially year-over-year.

Information and Communication Mobile (ICM)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit		17	(9)	82%	131	72
Group profit margin		0.8%	(0.4)%		1.8%	0.9%
Total sales	(14)%	2,160	2,506	(12)%	7,345	8,364
New orders	(2)%	2,313	2,359	(21)%	7,122	9,002
Net cash from operating and investing activities		105	218		272	247

	June 30, 2003	Sept. 30, 2002

Net capital employed	1,681	1,973
Employees (in thousands)	28	29

     ICM recorded Group profit of €17 million in the third quarter, including certain one-time net positive effects at the Mobile Phones and Mobile Networks divisions. In the same period a year earlier, ICM recorded a loss of €9 million. The Mobile Networks division recorded a profit of €36 million on sales of €968 million, compared to a loss of €21 million on sales of €1.218 billion in the third quarter of the prior year. Excluding a positive effect resulting from the discontinuance of hedge accounting related to the timing of a contract, the results of Mobile Networks would have been approximately break-even. The Mobile Phones division recorded sales of €922 million on a volume of 8.1 million handsets, similar to the level a year earlier, but recorded a loss of €42 million. This was due primarily to a decline in average selling price per unit also influenced by clearance of end-of-life products. This impact was mitigated by one-time positive effects resulting from improved warranty performance. For comparison, Mobile Phones recorded a profit of €28 million in the same quarter a year earlier. Third-quarter sales for ICM as a whole fell 14%, to €2.160 billion. Orders were down 2%, at €2.313 billion. Excluding currency translation effects, sales fell 10% and orders grew 5%.

     Group profit in the nine-month period was €131 million, up from €72 million in the same period a year earlier. Nine-month earnings at the Mobile Phones division fell to €12 million from €60 million a year earlier, as the division sold slightly more units than in the prior year but at a lower average selling price due to intensifying pricing pressures. Earnings at the Mobile Networks division in the first nine months were €55 million, including the positive effect related to hedge accounting noted above. For comparison, the division earned €19 million in the same period a year earlier, when it took €63 million charges for severance. Compared to the prior-year nine-month period, Group sales were down 12% while orders dropped 21%.

     Net capital employed at June 30, 2003 was €1.681 billion, compared to €1.973 billion at the end of the prior fiscal year. Net cash from operating and investing activities was up modestly at €272 million. Cash flow will be impacted in future periods due to payments related to planned headcount reduction measures. EVA improved substantially year-over-year, but remained negative.

Siemens Business Services (SBS)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	240%	17	5	(28)%	54	75
Group profit margin		1.3%	0.4%		1.4%	1.7%
Total sales	(6)%	1,283	1,367	(9)%	3,888	4,295
New orders	(7)%	1,297	1,398	(16)%	3,982	4,757
Net cash from operating and investing activities		(56)	102		(224)	(1)

	June 30, 2003	Sept. 30, 2002

Net capital employed	502	264
Employees (in thousands)	35	34

     SBS posted Group profit of €17 million, up from €5 million in the third quarter a year earlier. Continuing weak demand for information technology (IT) services caused third-quarter sales to decline 6%, to €1.283 billion, and orders to decline 7%, to €1.297 billion.

     In the first nine months of the current fiscal year, SBS recorded Group profit of €54 million, compared to €75 million a year earlier, as demand softened particularly in the Group’s German market.

     Net capital employed increased to €502 million compared to €264 million at the end of the prior fiscal year due to increased net working capital. As a result, net cash from operating and investing activities was a negative €224 million compared to a negative €1 million for the first nine months of last year due particularly to a decrease in accounts payable. EVA turned marginally negative.

Automation and Control

Automation and Drives (A&D)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	5%	203	193	12%	566	504
Group profit margin		9.8%	9.0%		9.3%	8.1%
Total sales	(3)%	2,074	2,136	(2)%	6,090	6,227
New orders	—%	2,078	2,077	(2)%	6,467	6,610
Net cash from operating and investing activities		315	355		753	614

	June 30, 2003	Sept. 30, 2002

Net capital employed	1,952	2,197
Employees (in thousands)	51	51

     A&D continued to produce outstanding earnings in a difficult environment, raising its Group profit to €203 million and its margin to nearly 10% in the third quarter. In the same period a year earlier, Group profit was €193 million. In the current period, the Group’s Industrial Automation Systems and Motion Control Systems divisions again led the way in contributions to Group profit. A&D also strengthened its overall market position with innovative new products across the Group that helped offset pricing pressure and weak demand in the U.S. Third-quarter sales of €2.074 billion were just 3% lower than a year ago, while orders held steady at €2.078 billion. Excluding currency translation effects, sales grew 3% and orders rose 6% year-over-year.

     A&D recorded a double-digit increase in Group profit in the nine-month period and improved its earnings margin compared to the same period a year earlier. Sales and order development, despite significant currency effects, remained stable through the first three quarters, and volumes were higher for the nine-month period, excluding currency translation effects, compared to the first nine months a year ago.

     Net capital employed at June 30, 2003 decreased to €1.952 billion, down from €2.197 billion at the end of the prior fiscal year due to improved working capital management. As a result and on the back of higher earnings, net cash from operating and investing activities increased from €614 million in the first nine months a year ago to €753 million. These positive influences led to a significant increase in EVA.

Industrial Solutions and Services (I&S)

	Third quarter ended			Nine months ended
	June 30,			June 30,

€ in millions	Change	2003	2002	Change	2003	2002

Group profit		5	(32)	65%	(24)	(69)
Group profit margin		0.5%	(3.0)%		(0.8)%	(2.2)%
Total sales	(10)%	959	1,069	(9)%	2,878	3,178
New orders	(8)%	911	992	(6)%	2,996	3,174
Net cash from operating and investing activities		42	(39)		(11)	(210)

	June 30, 2003	Sept. 30, 2002

Net capital employed	222	315
Employees (in thousands)	26	29

     I&S recorded €5 million in Group profit, compared to a loss of €32 million in the third quarter a year earlier, when the Group took charges to reduce capacity, including severance charges in a contracting market for industrial solutions. Market conditions remain difficult, as third-quarter sales declined 10%, to €959 million, and orders fell 8%, to €911 million. Both sales and orders included a five percentage point negative currency translation effect.

     In the first nine months, I&S narrowed its loss compared to the same period a year ago. Both nine-month periods included charges primarily for severance payments.

     Net capital employed at June 30, 2003 decreased to €222 million, compared to €315 million at the end of the prior fiscal year. Net cash from operating and investing activities improved to a negative €11 million compared to a negative €210 million for the first nine months a year earlier as the Group recorded better earnings and improved its working capital management. I&S’s negative EVA improved compared to the first nine months a year ago, due to lower losses and reduced Net capital employed.

Siemens Dematic (SD)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit		(64)	12		(40)	35
Group profit margin		(10.0)%	1.6%		(2.1)%	1.5%
Total sales	(14)%	640	740	(16)%	1,920	2,291
New orders	(24)%	571	751	(18)%	1,797	2,198
Net cash from operating and investing activities		(88)	(22)		(326)	(125)

	June 30,	Sept. 30,
	2003	2002

Net capital employed	1,191	975
Employees (in thousands)	11	12

     SD battled weak markets, project delays, and margin pressures, recording a Group loss of €64 million including €39 million in charges for capacity reduction, inventory write-downs, and increased contract loss provisions for existing project risks. Third-quarter Group profit a year earlier was €12 million. While the Electronics Assembly Systems division began to restore sales growth in its large pick-and-place business on a near-break-even basis, its smaller businesses posted losses. The Postal Automation division stayed in the black despite falling sales. The Material Handling Automation division, however, experienced volume-driven earnings declines in the U.S., took most of the charges mentioned above related to projects in Europe, and posted a significant loss compared to a profit a year earlier. SD’s third-quarter sales of €640 million were down 14% year-over-year, with currency translation accounting for 11 percentage points of the decrease. Orders dropped 24%, to €571 million, including eight percentage points due to currency translation.

     SD in the first nine months posted a loss of €40 million, compared to Group profit of €35 million a year earlier. The current nine-month period includes the charges to earnings mentioned above. A negative 9% currency translation effect magnified market-driven declines in business volumes year-over-year.

     Net capital employed at June 30, 2003 was €1.191 billion, compared to €975 million at the end of the prior fiscal year. Net cash from operating and investing activities was a negative €326 million compared to a negative €125 million for the first nine months of last year, primarily due to a significant increase in inventories resulting from delays in projects. EVA decreased and remained negative.

Siemens Building Technologies (SBT)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	(22)%	18	23	(42)%	63	108
Group profit margin		1.6%	1.8%		1.8%	2.7%
Total sales	(10)%	1,156	1,287	(10)%	3,590	4,005
New orders	(11)%	1,137	1,280	(13)%	3,629	4,150
Net cash from operating and investing activities		38	101		214	129

	June 30,	Sept. 30,
	2003	2002

Net capital employed	1,550	1,778
Employees (in thousands)	33	36

     Group profit at SBT was €18 million, including €20 million in charges primarily to reduce capacity. Group profit was €23 million in the third quarter a year earlier. Reflecting weakening demand in the construction market, sales fell 10% year-over-year, to €1.156 billion, and orders were down 11%, at €1.137 billion. Currency translation effects were a negative 8% for sales and a negative 7% for orders. SBT expects to take additional charges to reduce capacity in the fourth quarter.

     SBT in the first nine months recorded a Group profit of €63 million, compared to €108 million a year earlier. The current nine-month period includes charges for severance and associated write-downs of €49 million. Nine-month sales and orders were negatively impacted by 6% currency translation effects.

     Net capital employed at June 30, 2003 was €1.550 billion, compared to €1.778 billion at the end of the prior fiscal year. Despite lower earnings, SBT improved its net cash from operating and investing activities to €214 million from €129 million last year, primarily due to lower net working capital. Cash flow will be negatively impacted in future periods due to payments related to planned capacity reduction measures. The Group’s negative EVA was slightly lower.

Power

Power Generation (PG)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	(41)%	279	476	(23)%	950	1,228
Group profit margin		18.2%	19.8%		19.0%	17.2%
Total sales	(36)%	1,530	2,400	(30)%	5,006	7,148
New orders	(3)%	1,596	1,648	(34)%	6,079	9,146
Net cash from operating and investing activities		(289)	22		(218)	905

	June 30,	Sept. 30,
	2003	2002

Net capital employed	1,047	(144)
Employees (in thousands)	27	26

     PG’s third-quarter Group profit of €279 million was down from the €476 million level a year earlier, near the peak of the U.S. gas turbine energy boom. The current period includes net gains of €65 million from customer cancellations, and the prior year period benefited from a €44 million gain related to revised estimates of project performance. While third-quarter sales were significantly lower than a year earlier, at €1.530 billion, orders were down just 3% year-over-year, at €1.596 billion. Excluding a 5% currency translation effect, orders rose as PG continued to expand its business with major new orders in Asia/Pacific, Europe, and the Middle East. The Group’s service business grew faster than PG as a whole, and accounted for approximately one-third of Group sales and delivered robust Group profit in the third quarter. PG’s acquisition of Alstom’s small gas turbine business, which was consolidated as of May 1, 2003, made only a modest contribution to sales and earnings growth during the period. PG’s order backlog was €14.5 billion, comparable to recent quarters.

     During the first nine months, PG expanded its global gas turbine energy business, particularly in Asia/Pacific, Europe, and the Middle East, and continued to grow its service business. Although PG’s nine-month sales and orders were down as expected, and included negative currency translation effects, Group profit was €950 million and consequently, PG’s earnings margin rose to 19% for the first three quarters. This period included net gains of €323 million related to cancellation of orders, partly offset by €87 million in allowances on inventories related to customer cancellations recorded in the first quarter.

     Net capital employed at June 30, 2003 increased to €1.047 billion, compared to a negative €144 million at the end of the prior fiscal year, primarily due to lower advance payments and the consolidation of the small gas turbine business acquired from Alstom. Net cash from operating and investing activities in the current period included the €505 million payment to Alstom. Cash flow will be affected in the fourth quarter due to PG’s completion of the acquisition of Alstom’s industrial turbine business on July 31, 2003. EVA was lower but remained strong.

Power Transmission and Distribution (PTD)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	21%	52	43	53%	142	93
Group profit margin		6.0%	4.3%		5.6%	3.1%
Total sales	(13)%	869	1,002	(16)%	2,517	3,009
New orders	(10)%	868	966	(23)%	2,788	3,635
Net cash from operating and investing activities		128	(55)		246	16

	June 30,	Sept. 30,
	2003	2002

Net capital employed	836	928
Employees (in thousands)	16	17

     PTD delivered Group profit of €52 million compared to €43 million in the third quarter a year ago, and boosted its Group profit margin to 6% despite a decline in sales. The Group’s High Voltage and Medium Voltage divisions increased their profitability year-over-year. The aggregate effects of currency translation and the divestment of PTD’s Metering division between the two periods under review strongly influenced both sales and orders, by a negative 20% and 21%, respectively. As a result, sales fell 13%, to €869 million, and orders declined 10%, to €868 million. The divestment of Metering accounted for a negative 13% effect on both sales and orders, whereas currency translation effects were a negative 7% and a negative 8% on sales and orders, respectively. Excluding the effect of currency translation and the divestment, PTD’s sales rose 7% and orders grew 11%.

     PTD increased its earnings margin in each of the first three quarters, and all its divisions contributed higher or level earnings for the first nine months compared to the same period a year earlier. This enabled PTD to raise its nine-month Group profit 53% year-over-year despite a smaller business base following the divestment of Metering in the fourth quarter of fiscal 2002. Negative 7% currency effects on both sales and orders further reduced PTD’s business volumes year-over-year. Excluding currency translation and the effect of the disposition, nine-month sales grew 3% and orders declined 6% year-over-year.

     Net capital employed at June 30, 2003 improved to €836 million, from to €928 million at the end of the prior fiscal year. Net cash from operating and investing activities also improved to €246 million from €16 million for the first nine months of last year due to stronger earnings and lower inventories. These factors turned EVA positive.

Transportation

Transportation Systems (TS)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	21%	74	61	19%	206	173
Group profit margin		6.7%	5.5%		6.3%	5.5%
Total sales	—%	1,100	1,102	5%	3,281	3,123
New orders	(19)%	732	909	(15)%	3,256	3,832
Net cash from operating and investing activities		(131)	120		(537)	269

	June 30,	Sept. 30,
	2003	2002

Net capital employed	(30)	(741)
Employees (in thousands)	18	17

     TS improved third-quarter Group profit to €74 million from €61 million a year earlier, and raised its earnings margin more than a percentage point to 6.7%. Third-quarter sales of €1.100 billion were unchanged from the level a year earlier, as TS continued to convert previous large orders into current business. Third-quarter orders of €732 million were down 19% year-over-year, including six percentage points due to currency translation, and the Group’s order backlog was €11.2 billion.

     In the first nine months, TS increased its Group profit 19% and also improved its earnings margin compared to the same period a year earlier. While sales rose year-over-year, orders were lower in comparison with the prior-year period, which included several large new contracts in Thailand and the Netherlands.

     Net capital employed at June 30, 2003 was a negative €30 million, compared to a negative €741 million at the end of the prior fiscal year, primarily due to increased inventories. This effect was also evident in net cash from operating and investing activities of a negative €537 million compared to a positive €269 million for the first nine months of last year. The negative effect from higher Net capital employed more than offset the positive impact from earnings improvement in the first nine months, resulting in a decreased, but still positive EVA.

Siemens VDO Automotive (SV)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	63%	111	68	279%	303	80
Group profit margin		5.3%	3.1%		4.7%	1.2%
Total sales	(6)%	2,090	2,229	(1)%	6,408	6,463
New orders	(6)%	2,090	2,229	(1)%	6,408	6,463
Net cash from operating and investing activities		67	286		64	263

	June 30,	Sept. 30,
	2003	2002

Net capital employed	3,912	3,746
Employees (in thousands)	44	43

     SV further stabilized its earnings position, achieving €111 million in Group profit and improving its earnings margin more than two full percentage points. Diesel injection systems and onboard infotainment systems supported profitability. Both sales and orders were €2.090 billion, down 6% year-over-year, partly caused by the previously communicated transfer of SV’s approximately €800 million (annualized) automotive cockpit module business to an existing joint venture with Faurecia S.A., Nanterre Cedex, France on May 31, 2003. Excluding this transfer and a 6% negative currency translation effect, SV’s sales and orders grew year-over-year.

     SV in the first nine months contributed more than €300 million in Group profit and increased its earnings margin three and a half percentage points compared to the first nine months a year earlier, riding higher profitability in its Powertrain, Chassis & Carbody, and Interior & Infotainment divisions after multi-year investments in innovative new technologies. Sales and orders were down 1%. Excluding 6% negative currency translation effects, nine-month volumes grew 5% year-over-year.

     Net capital employed at June 30, 2003 was €3.912 billion, compared to €3.746 billion at the end of the prior fiscal year. Net cash from operating and investing activities was €64 million compared to €263 million in the first nine months of the prior year. The current year reflects a decrease in accounts payable while the prior year included proceeds from the sale of businesses, particularly Hydraulik-Ring. EVA improved significantly year-over-year on higher earnings.

Medical

Medical Solutions (Med)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	37%	332	243	16%	832	717
Group profit margin		19.3%	12.9%		15.5%	13.0%
Total sales	(9)%	1,721	1,882	(3)%	5,382	5,522
New orders	(11)%	1,702	1,916	(9)%	5,505	6,027
Net cash from operating and investing activities		212	261		406	598

	June 30,	Sept. 30,
	2003	2002

Net capital employed	3,355	3,414
Employees (in thousands)	32	31

     Med led all Siemens Groups with €332 million in Group profit, including a €74 million gain related to the contribution of a portion of its electromedical systems business in return for an equity ownership of 35% in Draeger Medical. For comparison, Group profit a year earlier was €243 million. Healthy demand for Med’s innovative imaging systems contributed strongly to quarterly results. Third-quarter sales of €1.721 billion were down 9% and orders of €1.702 billion declined 11% year-over-year. Excluding currency translation effects that cut 13 percentage points from sales growth and 12 points from order development, Med increased sales 4% and orders 1% compared to the prior-year quarter despite slower market growth, particularly in the U.S.

     Med in the first nine months increased Group profit 16%, to €832 million with new, higher-margin products, and improved its earnings margin to 15.5%, two and a half percentage points higher than in the first nine months a year earlier. Sales and orders were lower year-over-year due to 11% negative currency translation effects. Excluding those effects, sales rose 8% and orders were up 2%.

     Net capital employed at June 30, 2003 was €3.355 billion, compared to €3.414 billion at the end of the prior fiscal year. Net cash from operating and investing activities was €406 million in the current period, compared to €598 million in the first nine months a year ago. EVA remained strong and rose compared to the prior-year period, primarily due to higher earnings.

Lighting

Osram

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Group profit	(4)%	98	102	13%	305	270
Group profit margin		10.1%	9.5%		9.7%	8.2%
Total sales	(10)%	968	1,073	(5)%	3,154	3,310
New orders	(10)%	968	1,072	(5)%	3,154	3,310
Net cash from operating and investing activities		93	(8)		407	136

	June 30,	Sept. 30,
	2003	2002

Net capital employed	2,124	2,436
Employees (in thousands)	35	35

     Osram raised its earnings margin above 10% and recorded Group profit of €98 million, compared to €102 million a year earlier. Higher-margin new products continued to brighten Osram’s profitability picture, especially at the Opto Semiconductors division. Third-quarter sales and orders of €968 million were down 10% year-over-year. Excluding currency translation effects that cut 12 percentage points from sales and order growth, sales and orders grew 2% compared to the prior-year quarter.

     In the first nine months, Osram increased its Group profit 13%, to €305 million, and boosted its earnings margin. These improvements were driven by higher earnings at the Automotive Lighting and Opto Semiconductors divisions as well as higher margins at the General Lighting division compared to the same period a year earlier. Sales and orders reflected an 11% negative currency translation effect. Excluding those effects, nine-month volumes rose 6% year-over-year.

     Net capital employed at June 30, 2003 declined to €2.124 billion, compared to €2.436 billion at the end of the prior fiscal year. Lower capital expenditures, improved working capital management and increased profitability resulted in net cash from operating and investing activities of €407 million compared to €136 million for the first nine months of last year. Higher profit on lower Net capital employed further improved Osram’s positive EVA.

Other operations

     Other operations includes certain centrally held equity investments such as BSH Bosch und Siemens Hausgeräte GmbH and other operating activities not associated with a Group. For the third quarter, Other operations contributed Group profit of €6 million, compared to a negative €3 million in the same period a year earlier. Other operations in the first nine months accounted for €128 million in Group profit, nearly unchanged from €129 million in the same period a year earlier. Net cash from operating and investing activities included increases in investments and marketable securities as mentioned above.

Corporate items, pensions and eliminations

     Corporate items, pensions, and eliminations were a negative €377 million in the third quarter, compared to a negative €206 million in the same period a year earlier, which included a gain of €67 million on the sale of an investment. Corporate costs were €150 million, down from €165 million a year earlier. Non-allocated pension expense was higher in the current period, €189 million compared to €61 million a year earlier, and Siemens’ equity share of Infineon’s net loss was also higher, at €43 million compared to €31 million a year earlier.

     Corporate items, pensions and eliminations in the first nine months of fiscal 2003 were a negative €1.256 billion compared to a negative €751 million in the same period a year earlier, due primarily to higher non-allocated pension costs as well as a higher loss from our equity share in Infineon. Before Siemens deconsolidated Infineon in December 2001 (the first quarter of fiscal 2002), the negative results from Infineon in October and November 2001 were included in Eliminations, reclassifications and Corporate Treasury.

Financing and Real Estate

Siemens Financial Services (SFS)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Income before income taxes	(14)%	71	83	28%	213	166
Total sales		135	159		410	435
Net cash from operating from operating and investing activities		307	(84)		300	256

	June 30,	Sept. 30,
	2003	2002

Total assets	8,009	8,681
Allocated Equity	1,080	930
Total debt	6,279	6,730
Therein intracompany financing	6,044	6,469
Therein debt from external sources	235	261
Employees (in thousands)	1	1

     Income before income taxes at SFS was €71 million, down from €83 million in the third quarter a year earlier, a period that included a high level of investment income.

     In the first nine months, SFS delivered 28% higher income before income taxes compared to the same period a year earlier, on the strength of income from an investment in Indonesia by the Equity division and lower provisions and write-downs at the Equipment and Sales Financing division.

     Total assets at June 30, 2003 were €8.009 billion, compared to €8.681 billion at the end of the prior fiscal year, primarily due to significant currency effects and as a result of lower leasing business volumes. Net cash from operating and investing activities was €300 million compared to €256 million for the first nine months of last year. EVA increased on stronger income.

Siemens Real Estate (SRE)

	Third quarter ended			Nine months ended
	June 30,			June 30,

(€ in millions)	Change	2003	2002	Change	2003	2002

Income before income taxes	45%	77	53	(15)%	187	220
Total sales	(1)%	391	394	(1)%	1,182	1,199
Net cash from operating from operating and investing activities		80	7		214	235

	June 30,	Sept. 30,
	2003	2002

Total assets	3,696	4,090
Allocated Equity	920	920
Total debt	1,562	1,751
Therein intracompany financing	1,241	1,402
Therein debt from external sources	321	349
Employees (in thousands)	2	2

     Third-quarter results for SRE rose year-over-year, to €77 million from €53 million, as gains from dispositions of real estate assets and reduced financing costs from lower interest rates more than offset the effects of lower occupancy rates.

     Income before income taxes for SRE for the first nine months of fiscal 2003 declined compared to the prior year, primarily due to lower occupancy rates, partially offset by lower financing costs. Nine-month sales were level with the prior-year period.

     Total assets at June 30, 2003 were €3.696 billion, compared to €4.090 billion at the end of the prior fiscal year, primarily due to a reduction of real estate holdings. Net cash from operating and investing activities was €214 million, near the level of the first nine months a year earlier. EVA decreased, but remained positive.

SALES AND ORDER TRENDS IN THE FIRST NINE MONTHS

     Orders for the first nine months were €56.444 billion, down 16% from €66.854 billion a year earlier, and sales fell 13% to €54.455 billion from €62.726 billion. Excluding currency and the net effect of acquisitions and dispositions, the declines in orders and sales were 8% and 5%, respectively. Orders in Germany for the first nine months of fiscal 2003 were €12.654 billion, down 7% compared to the same period a year earlier. Sales in Germany decreased 7% to €12.282 billion. International orders dropped 18% year-over-year, to €43.790 billion. Excluding currency translation and the net effects of acquisitions and dispositions, the decline in international orders was 9%. International sales of €42.173 billion declined 15% year-over-year. Excluding currency translation and the net effects of acquisitions and dispositions, international sales decreased 5%.

     Orders in the U.S. for the first nine months were down 36%, to €10.786 billion. Sales in the U.S. declined 25%, to €11.517 billion, driven by expected volume declines at PG following the end of the gas turbine energy boom and by a negative 15% currency translation effect. Nine-month orders in Asia-Pacific fell 7% to €7.526 billion and sales fell 17% year-over-year, to €6.106 billion, in part due to currency translation and the net effect of acquisitions and dispositions. Sales in China fell 19% to €1.922 billion in the first nine months of the current fiscal year, due in large part to the effect of currency translation and dispositions.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

Cash Flow — First nine months of fiscal 2003 compared to first nine months of fiscal 2002

     Net cash provided by operating activities of the Operations component for the first nine months of fiscal 2003 was €1.532 billion after €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. Net cash provided by operating activities of the Operations component for the first nine months of last year was €4.202 billion. Changes in net working capital (current assets less current liabilities) within Operations used cash of €1.897 billion in the first nine months of fiscal 2003, compared to cash provided of €274 million in the same period a year earlier. The current period reflects an increase of inventories, particularly at SD and TS, more than offset by a reduction in trade accounts receivable, particularly at ICN, A&D, I&S, SBT, and PG. Accounts payable decreased, in particular at SBS, PG, and SV, but did so in total at a lower level than in the prior nine-month period. Other current liabilities decreased, in particular at PG, due to lower advance payments resulting from order cancellations in the U.S.

     Net cash used in investing activities within Operations was €2.482 billion in the first nine months of this fiscal year, including PG’s €505 million initial payment for the acquisition of Alstom’s industrial turbine business and significant increases in investments and marketable securities. Net cash used in investing activities within Operations in the first nine months of fiscal 2002 amounted to €684 million. The current period reflects further reductions in capital expenditures for property, plant and equipment, particularly at ICN, PG and Osram. Investing activities in the first nine months a year ago included net proceeds of €945 million from transactions related to Atecs Mannesmann and Infineon. These included a cash payment of €3.657 billion to Vodafone AG to complete the Atecs transaction initiated in fiscal 2001 partly offset by €3.080 billion received in proceeds from the disposition of Atecs businesses held for sale. Sales of Infineon shares, which occurred in the first two quarters of fiscal 2002, generated proceeds totaling €1.522 billion.

     Net cash provided by operating activities within the Financing and Real Estate component for the first nine months of fiscal 2003 was €388 million supported by strong earnings, in particular from SFS. Net cash provided in the prior nine-month period was €589 million.

     Net cash provided by investing activities in Financing and Real Estate was €15 million for the first nine months of fiscal 2003, compared to net cash used of €206 million in the same period in the prior year. The prior period reflects a higher negative effect from the sale of accounts receivable by SFS, net of collections. During fiscal 2003, the Company has discontinued the use of the SieFunds asset securitization program.

     Net cash provided by operating activities of Siemens worldwide was €3.310 billion for the first nine months of fiscal 2003, compared to €4.347 billion for the same period a year earlier. The current nine-month period includes €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and U.K. Changes in net working capital used cash of €917 million in the first nine months of fiscal 2003, compared to cash used of €358 million in the same period in the prior year. In addition to the factors noted above, during the current nine-month period net cash includes decreases in other current assets and increases in other current liabilities at Corporate Treasury due to transactions in financial instruments related to our international business activities.

     Net cash used in investing activities of Siemens worldwide was €2.783 billion in the first nine months of fiscal 2003 compared to €1.141 billion in the first nine months of fiscal 2002. The current period reflects lower cash outlays for capital expenditures as noted above as well as approximately €850 million in increases in investments and marketable securities, while the prior year period included the receipt of net proceeds of €945 million related to Atecs and Infineon.

     For Siemens worldwide, net cash from operating and investing activities for the first nine months of fiscal 2003 was €527 million, compared to €3.206 billion for the first nine months of fiscal 2002. For further information see the discussion of net cash from operating and investing activities in the Segment Information Analysis above.

     Net cash provided by financing activities for Siemens worldwide for the first nine months of fiscal 2003 was €823 million compared to net cash used of €1.456 billion for the same period a year earlier. The current period includes €2.5 billion from the issuance of notes, convertible into shares of Siemens AG. The total amount also includes €742 million for the repayment of debt, which includes the repurchase of notional €500 million of a bond exchangeable into Infineon shares.

     For Siemens worldwide, total net cash provided by operating activities of €3.310 billion, less cash used in investing activities of €2.783 billion, plus €823 million in cash provided by financing activities less the effects of currency translation, resulted in a €1.041 billion increase in cash and cash equivalents, to €12.237 billion.

Capital Developments

Debt

     In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, most notably, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time after June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

     As of June 30, 2003, Siemens has undrawn backstop facilities in the total amount of €3.8 billion. During the third quarter, the Company terminated its €1 billion revolving loan facility, which was to expire in February 2004, and entered into a new revolving loan facility with a domestic bank for an amount of up to €750 million and which expires in June 2008. As of the end of the third quarter, none of our backstop facilities contain ongoing Material Adverse Change clauses.

Equity

     At the Annual Shareholders’ Meeting on January 23, 2003, our shareholders gave authorization to repurchase up to 10% of our outstanding shares at any time until July 22, 2004. Such stock may be (i) retired with the approval of the Supervisory Board, (ii) used to satisfy the Company’s obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan or (iii) offered for sale to employees within the employee share program. In addition, the Company is authorized by the German Stock Corporation Act (Aktiengesetz) to repurchase its shares to offer them for sale to its employees within the share programs. For further information with respect to the repurchase of shares for sale to employees see Notes to the Consolidated Financial Statements.

     In addition, at the Annual Shareholders’ Meeting on January 23, 2003, our shareholders authorized the creation of new capital and authorized our Managing Board to issue convertible bonds and/or bonds with warrants. For further information, see Notes to the Consolidated Financial Statements.

Pension Plans

     Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of our domestic employees and many of our foreign employees. In order to fund Siemens’ obligations under the defined benefit plans, our major pension plans are funded with assets in segregated pension entities. These assets are managed by specialized asset managers. In general, the asset allocation is based on pension asset and liability studies and is regularly reviewed. Siemens has implemented custodian structures for these pension assets, which allow for a regular and consistent tracking and reporting on a worldwide basis. Current investment strategy is generally biased towards high quality government and selected corporate bonds. Recently, we increased the asset allocation of equity securities from 8% to 23%. Future investment decisions will be determined in consideration of market developments and are therefore subject to change.

     Information about the funded status and the asset allocation of the Company’s principal pension benefit plans is presented in the following table (in billions of €):

	June 30, 2003			September 30, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Projected benefit obligation (PBO) at end of period(1)	19.4	13.6	5.8	19.5	13.3	6.2

Fair value of plan assets	14.9	10.4	4.5	14.5	9.6	4.9

Under-funding at end of period	4.5	3.2	1.3	5.0	3.7	1.3

Asset allocation of total pension assets:
Equity	23%	15%	41%	33%	20%	60%
therein Infineon shares	—	—	—	3%	5%	—
Fixed income	63%	72%	42%	46%	58%	22%
Real estate	10%	10%	9%	8%	7%	9%
Cash	4%	3%	8%	13%	15%	9%

(1)	As of June 30, 2003 estimated

     In the table above, asset values as of September 30, 2002 are determined based on specific measurement dates. The measurement date for the Siemens German Pension Trust (domestic trust) is September 30. The measurement date for our principal foreign pension plans, primarily those in the U.S. and the U.K., is June 30. As of June 30, 2003, asset values for both the Siemens German Pension Trust and the foreign pension plans are based on market values at June 30, 2003.

     Funding—In October 2002, supplemental contributions were made to the Siemens German Pension Trust totaling €635 million, comprising €377 million in real estate and €258 million in cash. A supplemental cash contribution of €184 million was also made in October 2002 to the U.K. pension plan. Regular funding during the nine-month period ended June 30, 2003 amounted to €147 million. Future funding decisions for the Group’s pension plans will be made based upon due consideration of developments affecting plan assets and pension liabilities as well as minimum funding requirements and local tax deductibility. Benefits paid during the nine- month period ended June 30, 2003, amounted to approximately €690 million.

     Investment Return—Investment returns for the Siemens German Pension Trust from October 1, 2002 to June 30, 2003 amounted to €617 million, or a positive 6.9% determined on an annualized basis. From October 1, 2002 to June 30, 2003, the principal foreign pension plans had a positive investment return of €522 million or 14.0% on an annualized basis. As a result of a plan measurement date of June 30, the fair value of the plan assets of certain foreign plans, primarily in the U.S. and the U.K., as of June 30, 2003 also reflects the change in net asset values for the period July 1 to September 30, 2002, which amounted to a negative €551 million.

     Asset Allocation—The table on the previous page details the allocation of assets in our principal pension benefit plans. During the nine-month period ended June 30, 2003 the remaining investment of the Siemens German Pension Trust in Infineon shares was sold.

     The significant pension plan assumptions for the periods ending June 30, 2003 and September 30, 2002 and 2001 were as follows:

				Period ended,
	June 30, 2003			September 30, 2002			September, 30, 2001

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

Discount rate	6.0%	5.75%	6.4%	6.0%	5.75%	6.4%	6.2%	6.0%	6.7%
Siemens German Pension Trust	5.75%			5.75%			6.0%
U.S.	7.25%			7.25%			7.5%
U.K.	5.7%			5.7%			6.2%
Expected return on plan assets	6.7%	6.75%	6.7%	8.0%	8.25%	7.9%	8.8%	9.3%	7.8%
Siemens German Pension Trust	6.75%			8.25%			9.5%
U.S.	6.95%			9.0%			8.75%
U.K.	6.85%			7.2%			7.4%
Rate of compensation increase	3.1%	2.75%	3.9%	3.1%	2.75%	3.9%	3.3%	3.0%	4.1%
Siemens German Pension Trust	2.75%			2.75%			3.0%
U.S.	4.25%			4.25%			4.5%
U.K.	4.1%			4.1%			4.1%
Rate of pension progression	1.4%	1.25%	2.3%	1.4%	1.25%	2.3%	1.6%	1.5%	2.3%
Siemens German Pension Trust	1.25%			1.25%			1.5%
U.K.	2.5%			2.5%			2.5%

     The interest and service cost components of net periodic pension cost for each fiscal year were determined based upon the Projected Benefit Obligation (PBO) as of the measurement date which for the Siemens German Pension Trust is September 30, while for most foreign plans, it is June 30. The calculation of the expected return on plan assets component of net periodic pension cost was based on the rate provided for each respective year. For the Siemens German Pension Trust, the determination of the expected return on plan assets and the amortization of unrecognized losses components of net periodic pension costs are based on a market-related value of plan assets calculated using the average of historical market values of plan assets over the immediately preceding four quarters. For all other plans, the market-related value of plan assets is equal to the fair value of plan assets as of the measurement date.

     Net periodic pension cost—Total net periodic pension cost including service cost for the fiscal year ended September 30, 2003 is expected to be approximately €1.0 billion. For the nine-month period ended June 30, 2003, net periodic pension cost was €723 million compared to €305 million in the first nine months of the prior fiscal year. In fiscal 2002, total net periodic pension cost including service cost was €447 million. The increase in net periodic pension cost compared to fiscal 2002 results from two important factors. First, the Company adjusted the expected rate of return on plan assets for the most significant pension plans as a result of a revised asset allocation and in expectation of lower market returns.

     This change results in a negative impact for the entire fiscal year 2003 of €220 million. Secondly, net periodic pension cost will increase in fiscal 2003 as a result of higher amortization of unrealized losses. These unrealized losses arose from negative developments in the international capital markets during fiscal years 2002 and 2001, together with the effect of the reduction of the plan discount rate assumption.

     The service cost and amortization of prior service cost components of net periodic pension cost for all of fiscal 2003 is expected to be approximately €500 million, the same amount as in fiscal 2002. The service cost component for the Siemens German Pension Trust (€212 million in fiscal 2003) is currently reported in the Segment Information table centrally under Corporate items, pensions and eliminations, whereas the service cost and amortization of prior service cost components for the foreign pension plans (€288 million in fiscal 2003) are allocated to the operating Groups. All other components of net periodic pension cost are reported centrally under Corporate items, pensions and eliminations for both the Siemens German Pension Trust and the foreign pension plans. Non-allocated pension related expense within Corporate items, pensions and eliminations will increase from €250 million in fiscal 2002 to approximately €780 million for the fiscal year ended September 30, 2003. In the statement of income, net periodic pension cost is allocated among the functional costs (cost of sales, research and development, marketing, selling and general administrative expense), according to the function of the employee groups accruing benefits.

EVA PERFORMANCE

     Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business, (using Net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

     Siemens worldwide EVA for the first nine months of fiscal 2003 was positive but lower compared to the same period a year ago, due primarily to non-taxable gains of €936 million on sales of shares in Infineon which occurred in the first two quarters a year earlier. Excluding these gains, EVA increased compared to the prior-year period.

This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	17,380	20,482	(392)	(377)	17,249	20,308	523	551
Cost of sales	(12,274)	(14,669)	393	377	(12,258)	(14,629)	(409)	(417)

Gross profit on sales	5,106	5,813	1	—	4,991	5,679	114	134
Research and development expenses	(1,248)	(1,425)	—	—	(1,248)	(1,425)	—	—
Marketing, selling and general administrative expenses	(3,190)	(3,610)	2	—	(3,119)	(3,524)	(73)	(86)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €4, fiscal 2002)	124	58	(16)	(22)	81	43	59	37
Income (loss) from investments in other companies, net	16	87	—	—	(3)	48	19	39
Income (expense) from financial assets and marketable securities, net	(63)	22	(3)	(21)	(62)	47	2	(4)
Interest income of Operations, net	6	24	—	—	6	24	—	—
Other interest income (expense), net	75	49	59	47	(11)	(14)	27	16

Income before income taxes	826	1,018	43	4	635	878	148	136
Income taxes	(183)	(258)	(9)	3	(140)	(228)	(34)	(33)
Minority interest	(11)	(35)	—	—	(11)	(35)	—	—

Income before cumulative effect of change in accounting principle	632	725	34	7	484	615	114	103
Cumulative effect of change in accounting principle, net of income taxes	—	—	—	—	—	—	—	—

Net income	632	725	34	7	484	615	114	103

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.71	0.81
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.71	0.81

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.71	0.81
Cumulative effect of change in accounting principle, net of income taxes	—	—

Net income	0.71	0.81

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2003 and 2002
(in millions of €, per share amounts in €)

	Siemens worldwide		Eliminations reclassifications and Corporate Treasury(2)		Operations		Financing and Real Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	54,455	62,726	(1,178)	(680)	54,050	61,778	1,583	1,628
Cost of sales	(38,899)	(45,280)	1,180	604	(38,872)	(44,651)	(1,207)	(1,233)

Gross profit on sales	15,556	17,446	2	(76)	15,178	17,127	376	395
Research and development expenses	(3,821)	(4,398)	—	(168)	(3,821)	(4,230)	—	—
Marketing, selling and general administrative expenses	(9,930)	(11,177)	2	(88)	(9,712)	(10,876)	(220)	(213)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €4, fiscal 2002)	408	998	(53)	864	347	16	114	118
Income (loss) from investments in other companies, net	44	162	—	(16)	(18)	136	62	42
Income (expense) from financial assets and marketable securities, net	(26)	68	39	29	(64)	52	(1)	(13)
Interest income of Operations, net	27	73	—	—	27	73	—	—
Other interest income (expense), net	186	73	154	122	(37)	(106)	69	57
Gains on sales and dispositions of significant business interests	—	—	—	(936)	—	936	—	—

Income (loss) before income taxes	2,444	3,245	144	(269)	1,900	3,128	400	386
Income taxes(1)	(701)	(708)	(41)	59	(545)	(683)	(115)	(84)
Minority interest	(58)	7	—	2	(58)	5	—	—

Income (loss) before cumulative effect of change in accounting principle	1,685	2,544	103	(208)	1,297	2,450	285	302
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	1,721	2,544	103	(208)	1,336	2,450	282	302

Basic earnings per share
Income before cumulative effect of change in accounting principle	1.89	2.86
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.93	2.86

Diluted earnings per share
Income before cumulative effect of change in accounting principle	1.89	2.86
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	1.93	2.86

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 period are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings (loss) from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2003 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	6/30/03	9/30/02	6/30/03	9/30/02	6/30/03	9/30/02	6/30/03	9/30/02

ASSETS
Current assets
Cash and cash equivalents	12,237	11,196	11,536	10,269	644	873	57	54
Marketable securities	805	399	101	25	684	356	20	18
Accounts receivable, net	13,886	15,230	(10)	(7)	10,725	12,058	3,171	3,179
Intracompany receivables	—	—	(9,973)	(13,284)	9,883	13,209	90	75
Inventories, net	11,056	10,672	(5)	(5)	11,039	10,592	22	85
Deferred income taxes	1,236	1,212	197	64	1,034	1,143	5	5
Other current assets	5,437	5,353	1,050	1,028	3,424	3,306	963	1,019

Total current assets	44,657	44,062	2,896	(1,910)	37,433	41,537	4,328	4,435

Long-term investments	5,560	5,092	—	2	5,239	4,797	321	293
Goodwill	6,140	6,459	—	—	6,059	6,369	81	90
Other intangible assets, net	2,349	2,384	—	—	2,328	2,362	21	22
Property, plant and equipment, net	10,811	11,742	1	2	7,130	7,628	3,680	4,112
Deferred income taxes	3,497	3,686	807	764	2,534	2,771	156	151
Other assets	4,206	4,514	98	103	1,491	1,304	2,617	3,107
Other intracompany receivables	—	—	(987)	(931)	987	931	—	—

Total assets	77,220	77,939	2,815	(1,970)	63,201	67,699	11,204	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,974	2,103	398	1,143	1,456	785	120	175
Accounts payable	7,543	8,649	(10)	6	7,337	8,453	216	190
Intracompany liabilities	—	—	(6,906)	(7,776)	1,669	1,799	5,237	5,977
Accrued liabilities	9,568	9,608	18	18	9,274	9,445	276	145
Deferred income taxes	670	661	(237)	(206)	679	647	228	220
Other current liabilities	11,981	13,691	373	375	11,313	12,853	295	463

Total current liabilities	31,736	34,712	(6,364)	(6,440)	31,728	33,982	6,372	7,170

Long-term debt	12,448	10,243	11,317	6,833	695	2,974	436	436
Pension plans and similar commitments	5,130	5,326	—	—	5,102	5,299	28	27
Deferred income taxes	211	195	14	(50)	88	119	109	126
Other accruals and provisions	3,212	3,401	24	28	2,879	3,068	309	305
Other intracompany liabilities	—	—	(2,176)	(2,341)	226	45	1,950	2,296

	52,737	53,877	2,815	(1,970)	40,718	45,487	9,204	10,360

Minority interests	535	541	—	—	535	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,129,351,214 and 1,145,917,335 shares, respectively Issued: 890,474,546 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,055	5,053
Retained earnings	22,304	21,471
Accumulated other comprehensive income (loss)	(6,082)	(5,670)
Treasury stock, at cost. 1,133 and 49,864 shares, respectively	—	(4)

Total shareholders’ equity	23,948	23,521	—	—	21,948	21,671	2,000	1,850

Total liabilities and shareholders’ equity	77,220	77,939	2,815	(1,970)	63,201	67,699	11,204	12,210

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income (loss)	1,721	2,544	103	(208)	1,336	2,450	282	302
Adjustments to reconcile net income to cash provided
Minority interest	58	(7)	—	(2)	58	(5)	—	—
Amortization, depreciation and impairments	2,356	2,682	—	209	2,048	2,140	308	333
Deferred taxes	10	(204)	—	(187)	12	7	(2)	(24)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(188)	(1,106)	—	(936)	(125)	(101)	(63)	(69)
Losses (gains) on sales of investments, net	7	(148)	—	7	7	(155)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	936	—	(936)	—	—
Losses (gains) on sales and impairments of marketable securities, net	25	(10)	9	(2)	15	(11)	1	3
Loss (income) from equity investees, net of dividends received	59	90	—	17	103	105	(44)	(32)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(874)	16	—	86	(932)	(108)	58	38
(Increase) decrease in accounts receivable, net	1,303	1,966	252	555	1,049	1,371	2	40
Increase (decrease) in outstanding balance of receivables sold	(550)	(462)	(259)	(462)	(291)	—	—	—
(Increase) decrease in other current assets	823	(80)	593	(711)	270	656	(40)	(25)
Increase (decrease) in accounts payable	(873)	(1,309)	(9)	(249)	(892)	(1,062)	28	2
Increase (decrease) in accrued liabilities	124	(47)	—	43	124	(80)	—	(10)
Increase (decrease) in other current liabilities	(870)	(442)	521	18	(1,225)	(503)	(166)	43
Supplemental contributions to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	621	864	180	442	417	434	24	(12)

Net cash provided by (used in) operating activities	3,310	4,347	1,390	(444)	1,532	4,202	388	589
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,888)	(2,606)	—	(149)	(1,619)	(2,089)	(269)	(368)
Acquisitions, net of cash acquired	(547)	(3,710)	—	—	(547)	(3,710)	—	—
Purchases of investments	(645)	(261)	—	(65)	(639)	(191)	(6)	(5)
Purchases of marketable securities	(203)	(88)	(92)	(36)	(109)	(11)	(2)	(41)
Increase in receivables from financing activities	(144)	(43)	(508)	(506)	—	—	364	463
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	259	462	—	—	(259)	(462)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	499	741	—	—	313	538	186	203
Proceeds from sales and dispositions of businesses	96	4,720	—	—	96	4,720	—	—
Proceeds from sales of marketable securities	49	106	25	43	23	59	1	4

Net cash (used in) provided by investing activities	(2,783)	(1,141)	(316)	(251)	(2,482)	(684)	15	(206)
Cash flows from financing activities
Proceeds from issuance of capital stock	—	156	—	—	—	156	—	—
Purchase of common stock of Company	—	(152)	—	—	—	(152)	—	—
Proceeds from issuance of treasury shares	4	81	—	—	4	81	—	—
Proceeds from issuance of debt	2,702	256	2,702	256	—	—	—	—
Repayment of debt	(742)	(809)	(742)	(809)	—	—	—	—
Change in short-term debt	(171)	(3)	(544)	85	433	(53)	(60)	(35)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid	(888)	(888)	—	—	(888)	(888)	—	—
Dividends paid to minority shareholders	(82)	(95)	—	—	(82)	(95)	—	—
Intracompany financing	—	—	(978)	2,742	1,316	(2,401)	(338)	(341)

Net cash provided by (used in) financing activities	823	(1,456)	438	2,272	783	(3,352)	(398)	(376)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(309)	(121)	(245)	(80)	(62)	(39)	(2)	(2)
Net increase (decrease) in cash and cash equivalents	1,041	1,246	1,267	1,114	(229)	127	3	5
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	12,237	9,048	11,536	7,974	644	1,034	57	40

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the nine months ended June 30, 2003 and year ended September 30, 2002
(in millions of €)

				Accumulated Other
				Comprehensive Income (Loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Capital	Paid-in	Retained	Translation	for-sale	Derivative	Pension	Shares
	Stock	Capital	Earnings	Adjustment	Securities	Instruments	Liability	at Cost	Total

Balance at October 1, 2001	2,665	4,901	19,762	401	54	23	(3,994)	—	23,812

Net income	—	—	2,597	—	—	—	—	—	2,597
Change in currency translation adjustment	—	—	—	(533)	—	—	—	—	(533)
Change in unrealized gains and losses	—	—	—	—	(239)	36	(1,418)	—	(1,621)

Total comprehensive income	—	—	2,597	(533)	(239)	36	(1,418)	—	443
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	6	152	—	—	—	—	—	—	158
Purchase of capital stock	—	—	—	—	—	—	—	(167)	(167)
Re-issuance of treasury stock	—	—	—	—	—	—	—	163	163

Balance at September 30, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	1,721	—	—	—	—	—	1,721
Change in currency translation adjustment	—	—	—	(660)	—	—	—	—	(660)
Change in unrealized gains and losses	—	—	—	—	214	34	—	—	248

Total comprehensive income	—	—	1,721	(660)	214	34	—	—	1,309
Dividends paid	—	—	(888)	—	—	—	—	—	(888)
Issuance of capital stock	—	2	—	—	—	—	—	—	2
Purchase of capital stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—	—	131	131

Balance at June 30, 2003	2,671	5,055	22,304	(792)	29	93	(5,412)	—	23,948

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended June 30, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	1,756	2,029	1,533	2,121	154	69	1,687	2,190	(125)	(84)
Information and Communication Mobile (ICM)	2,313	2,359	2,124	2,472	36	34	2,160	2,506	17	(9)
Siemens Business Services (SBS)	1,297	1,398	992	1,007	291	360	1,283	1,367	17	5
Automation and Drives (A&D)	2,078	2,077	1,751	1,853	323	283	2,074	2,136	203	193
Industrial Solutions and Services (I&S)	911	992	692	800	267	269	959	1,069	5	(32)
Siemens Dematic (SD)	571	751	622	704	18	36	640	740	(64)	12
Siemens Building Technologies (SBT)	1,137	1,280	1,082	1,213	74	74	1,156	1,287	18	23
Power Generation (PG)	1,596	1,648	1,529	2,387	1	13	1,530	2,400	279	476
Power Transmission and Distribution (PTD)	868	966	795	951	74	51	869	1,002	52	43
Transportation Systems (TS)	732	909	1,086	1,098	14	4	1,100	1,102	74	61
Siemens VDO Automotive (SV)	2,090	2,229	2,088	2,227	2	2	2,090	2,229	111	68
Medical Solutions (Med)	1,702	1,916	1,698	1,880	23	2	1,721	1,882	332	243
Osram	968	1,072	946	1,069	22	4	968	1,073	98	102
Other operations(5)	372	511	248	398	147	218	395	616	6	(3)

Total Operations Group	18,391	20,137	17,186	20,180	1,446	1,419	18,632	21,599	1,023	1,098
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,703)	(1,658)	21	132	(1,404)	(1,423)	(1,383)	(1,291)	(377)	(206)
Other interest expense	—	—	—	—	—	—	—	—	(11)	(14)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	16,688	18,479	17,207	20,312	42	(4)	17,249	20,308	635	878

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	135	159	108	107	27	52	135	159	71	83
Siemens Real Estate (SRE)	391	394	64	61	327	333	391	394	77	53
Eliminations	—	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	526	553	172	168	351	383	523	551	148	136

Eliminations, reclassifications and Corporate Treasury	1	1	1	2	(393)	(379)	(392)	(377)	43	4

Siemens worldwide	17,215	19,033	17,380	20,482	—	—	17,380	20,482	826	1,018

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	6/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	738	1,100	(110)		118		43	85	110	107
Information and Communication Mobile (ICM)	1,681	1,973	105		218		89	101	83	93
Siemens Business Services (SBS)	502	264	(56)		102		56	57	60	67
Automation and Drives (A&D)	1,952	2,197	315		355		49	52	55	60
Industrial Solutions and Services (I&S)	222	315	42		(39)		4	9	13	14
Siemens Dematic (SD)	1,191	975	(88)		(22)		7	14	13	15
Siemens Building Technologies (SBT)	1,550	1,778	38		101		21	27	27	42
Power Generation (PG)	1,047	(144)	(289)		22		542	85	47	37
Power Transmission and Distribution (PTD)	836	928	128		(55)		14	22	16	18
Transportation Systems (TS)	(30)	(741)	(131)		120		19	23	14	16
Siemens VDO Automotive (SV)	3,912	3,746	67		286		150	132	97	114
Medical Solutions (Med)	3,355	3,414	212		261		90	52	59	46
Osram	2,124	2,436	93		(8)		54	79	65	73
Other operations(5)	1,472	535	(473)		141		471	18	14	9

Total Operations Group	20,552	18,776	(147)		1,600		1,609	756	673	711
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(3,021)	(422	)(6)	(238	)(6)	10	61	31	19
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,465	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,201	67,699	(569)		1,362		1,619	817	704	730

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,009	8,681	307		(84)		56	39	55	60
Siemens Real Estate (SRE)	3,696	4,090	80		97		71	57	47	51
Eliminations	(501)	(561)	(37	)(6)	(34	)(6)	—	—	—	—

Total Financing and Real Estate	11,204	12,210	350		(21)		127	96	102	111

Eliminations, reclassifications and Corporate Treasury	2,815	(1,970)	485	(6)	125	(6)	—	—	—	—

Siemens worldwide	77,220	77,939	266		1,466		1,746	913	806	841

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the nine months ended June 30, 2003 and 2002 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	5,385	6,830	4,834	7,062	336	325	5,170	7,387	(423)	(366)
Information and Communication Mobile (ICM)	7,122	9,002	7,239	8,258	106	106	7,345	8,364	131	72
Siemens Business Services (SBS)	3,982	4,757	2,981	3,170	907	1,125	3,888	4,295	54	75
Automation and Drives (A&D)	6,467	6,610	5,169	5,368	921	859	6,090	6,227	566	504
Industrial Solutions and Services (I&S)	2,996	3,174	2,106	2,394	772	784	2,878	3,178	(24)	(69)
Siemens Dematic (SD)	1,797	2,198	1,853	2,231	67	60	1,920	2,291	(40)	35
Siemens Building Technologies (SBT)	3,629	4,150	3,395	3,776	195	229	3,590	4,005	63	108
Power Generation (PG)	6,079	9,146	4,993	7,117	13	31	5,006	7,148	950	1,228
Power Transmission and Distribution (PTD)	2,788	3,635	2,342	2,823	175	186	2,517	3,009	142	93
Transportation Systems (TS)	3,256	3,832	3,257	3,112	24	11	3,281	3,123	206	173
Siemens VDO Automotive (SV)	6,408	6,463	6,401	6,458	7	5	6,408	6,463	303	80
Medical Solutions (Med)	5,505	6,027	5,330	5,509	52	13	5,382	5,522	832	717
Osram	3,154	3,310	3,120	3,257	34	53	3,154	3,310	305	270
Other operations(5)	1,294	1,435	847	1,004	460	585	1,307	1,589	128	129

Total Operations Groups	59,862	70,569	53,867	61,539	4,069	4,372	57,936	65,911	3,193	3,049
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,012)	(5,846)	76	196	(3,962)	(4,329)	(3,886)	(4,133)	(1,256)	(751)
Other interest expense	—	—	—	—	—	—	—	—	(37)	(106)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	936
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	54,850	64,723	53,943	61,735	107	43	54,050	61,778	1,900	3,128

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	410	435	322	321	88	114	410	435	213	166
Siemens Real Estate (SRE)	1,182	1,199	188	178	994	1,021	1,182	1,199	187	220
Eliminations	—	—	—	—	(9)	(6)	(9)	(6)	—	—

Total Financing and Real Estate	1,592	1,634	510	499	1,073	1,129	1,583	1,628	400	386

Eliminations, reclassifications and Corporate Treasury	2	497	2	492	(1,180)	(1,172)	(1,178)	(680)	144	(269)

Siemens worldwide	56,444	66,854	54,455	62,726	—	—	54,455	62,726	2,444	3,245

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	6/30/03	9/30/02	2003		2002		2003	2002	2003	2002

Operations Groups
Information and Communication Networks (ICN)	738	1,100	(58)		158		131	318	346	339
Information and Communication Mobile (ICM)	1,681	1,973	272		247		235	256	221	267
Siemens Business Services (SBS)	502	264	(224)		(1)		120	152	185	207
Automation and Drives (A&D)	1,952	2,197	753		614		153	158	161	172
Industrial Solutions and Services (I&S)	222	315	(11)		(210)		25	44	37	40
Siemens Dematic (SD)	1,191	975	(326)		(125)		30	53	41	47
Siemens Building Technologies (SBT)	1,550	1,778	214		129		68	95	101	117
Power Generation (PG)	1,047	(144)	(218)		905		627	176	113	111
Power Transmission and Distribution (PTD)	836	928	246		16		43	72	48	54
Transportation Systems (TS)	(30)	(741)	(537)		269		69	91	43	40
Siemens VDO Automotive (SV)	3,912	3,746	64		263		405	346	292	293
Medical Solutions (Med)	3,355	3,414	406		598		230	226	157	140
Osram	2,124	2,436	407		136		172	236	198	216
Other operations(5)	1,472	535	(529)		33		494	40	42	35

Total Operations Groups	20,552	18,776	459		3,032		2,802	2,263	1,985	2,078
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,816)	(3,021)	(1,409	)(6)	486	(6)	3	3,727	63	62
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,465	51,944	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,201	67,699	(950)		3,518		2,805	5,990	2,048	2,140

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,009	8,681	300		256		137	190	163	182
Siemens Real Estate (SRE)	3,696	4,090	214		235		138	183	145	151
Eliminations	(501)	(561)	(111	)(6)	(108	)(6)	—	—	—	—

Total Financing and Real Estate	11,204	12,210	403		383		275	373	308	333

Eliminations, reclassifications and Corporate Treasury	2,815	(1,970)	1,074	(6)	(695	)(6)	—	214	—	209

Siemens worldwide	77,220	77,939	527		3,206		3,080	6,577	2,356	2,682

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items, which in management’s view do not relate to the business performance of the Groups.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.     Basis of presentation

     The accompanying consolidated financial statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its consolidated financial statements in euros (“€”).

     Interim financial statements—The accompanying consolidated balance sheet as of June 30, 2003, the consolidated statements of income and cash flow for the nine months ended June 30, 2003 and 2002 and the consolidated statement of changes in shareholders’ equity for the nine months ended June 30, 2003 are unaudited. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited consolidated financial statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Company’s financial statements and notes included in Siemens’ 2002 Annual Report. Results for the nine months ended June 30, 2003, are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (“Siemens worldwide”) is enhanced by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating business (“Operations”) separately from that for the financing and real estate activities (“Financing and Real Estate”), the Corporate Treasury and certain elimination and reclassification effects (“Eliminations, reclassifications and Corporate Treasury”). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 15.

     Basis of consolidation—The consolidated financial statements include the accounts of Siemens AG and all subsidiaries which are directly or indirectly controlled. Results of associated companies—companies in which Siemens, directly or indirectly, has 20% to 50% of the voting rights and the ability to exercise significant influence over operating and financial policies—are recorded in the consolidated financial statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current period presentation.

     Accounting changes—On October 1, 2002, Siemens adopted Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As a result of adopting SFAS 143, income of €59 (€36 net of income taxes) has been recorded as a cumulative effect of a change in accounting principle, primarily in connection with the Company’s remediation and environmental accrual related to the decommissioning of the

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (“Hanau facilities”) as well as the facilities in Karlstein, Germany (“Karlstein facilities”). See Note 10 for further information.

     On October 1, 2002, the Company adopted SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement establishes a single accounting model based on SFAS 121 for long-lived assets to be disposed of by sale, including discontinued operations. Major changes include additional criteria for long-lived assets to qualify as “held for sale” and the requirement that long-lived assets to be disposed of other than by sale be classified as held and used until the disposal transaction occurs. SFAS 144 retains the current requirement to separately report discontinued operations but expands that reporting to include a component of an entity (rather than only a segment of a business) that either has been disposed of or is classified as held for sale. SFAS 144 requires long-lived assets to be disposed of by sale to be recorded at the lower of carrying amount or fair value less costs to sell and to cease depreciation. Siemens applied the provisions of SFAS 144 prospectively and the adoption of SFAS 144 did not have a material impact on the Company’s financial statements.

     In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management’s commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. Siemens applied the provisions of SFAS 146 prospectively and the adoption of SFAS 146 did not have a material impact on the Company’s financial statements.

     In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company has adopted the disclosure requirements of FIN 45 (see Note 12 for information about guarantees and for information related to product warranties, see below and Note 8) and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

     Accruals for product warranties are recorded in cost of sales at the time the related sale is recognized, and are established on an individual basis except for consumer products, which are accrued for on an aggregate basis. The estimates reflect historic trends of warranty costs as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty accruals.

     In November 2002, the Emerging Issues Task Force reached a final consensus on EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue 00-21 is not expected to have a material impact on the Company’s financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions are effective for financial statements for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are effective for periods beginning after December 15, 2002 (see below).

     Pursuant to SFAS 123, Siemens has elected to apply Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans (see Note 13). The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS 123:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2002	2003	2002

Net income
As reported	632	725	1,721	2,544
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	—	(16)	—	4
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(28)	(29)	(91)	(69)

Pro forma	604	680	1,630	2,479

Basic earnings per share
As reported	0.71	0.81	1.93	2.86
Pro forma	0.68	0.77	1.83	2.79
Diluted earnings per share
As reported	0.71	0.81	1.93	2.86
Pro forma	0.68	0.77	1.83	2.79

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities – “VIE’s”) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIE’s may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE’s and the holder of a significant variable interest in VIE’s to disclose certain information relating to their involvement with the VIE’s. The provisions of FIN 46 apply immediately to VIE’s created after January 31, 2003, and to VIE’s in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to VIE’s in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company holds variable interests in various VIE’s which are not significant either individually or in the aggregate. While some of these VIE’s will require consolidation effective July 1, 2003, the impact on the Company’s financial statements will not be material.

     In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component and amends certain other definitions and existing pronouncements. The

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, and should be applied prospectively. The adoption of SFAS 149 will have no material impact on the Company’s financial statements.

2.     Acquisitions and dispositions

     On April 28, 2003 Siemens announced the signing of contracts towards the acquisition of the industrial turbine business of Alstom, in two transactions. In the first transaction, PG completed the acquisition of the small gas turbine business in April 2003, for a preliminary net purchase price of approximately €505. The Company has not finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €100 was allocated to intellectual property rights, €140 to customer relationships and €50 was recorded as goodwill. Both the intellectual property rights and the customer relationships are being amortized on a straight-line basis over 8 years and 15 years, respectively.

     In the second transaction, PG agreed to acquire the medium-sized gas and steam turbine businesses of Alstom for a total purchase price of approximately €525. The closing of this acquisition is subject to approval by the relevant antitrust authorities (see Note 16).

     In June 2003, Med contributed its Patient Care System and Electro Cardiography System businesses into a joint venture with Draegerwerk AG in exchange for a 35 percent interest in the joint venture Draeger Medical AG & Co. KGaA (Draeger Medical), headquartered in Luebeck, Germany. In connection with the contribution, Siemens realized a pretax gain of approximately €74. The contribution agreement obligates Siemens to contribute to Draeger Medical the net proceeds upon the sale of its Life Support Systems business. By consenting to this sale, Siemens and Draegerwerk AG received approval by antitrust authorities. Siemens' investment in Draeger Medical is accounted for using the equity method.

3.     Other operating income (expense), net

	Nine months ended
	June 30,

	2003	2002

Gains on sales and disposals of businesses, net	101	992
Gains on sales of property, plant and equipment, net	87	92
Other	220	(86)

	408	998

     Gains on sales and disposals of businesses, net for the nine months ended June 30, 2003 includes a gain of €74 relating to Siemens’ contribution into the joint venture Draeger Medical. The same period in the previous year includes a gain of €936 relating to the sale of 63.1 million shares of Infineon in open market transactions and a gain of €56 on the sale of Hydraulik-Ring business by SV. Other for the first nine months of fiscal 2003 includes net gains of €323 related to cancellation of orders at PG.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

4.     Interest income, net

	Nine months ended
	June 30,

	2003	2002

Interest income of Operations, net	27	73
Other interest (expense) income, net	186	73

Total interest income, net	213	146

Thereof: Interest and similar income	581	827
Thereof: Interest and similar expense	(368)	(681)

     Interest income of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and related hedging activities as well as interest income on corporate assets.

5.     Inventories, net

	June 30,	September 30,
	2003	2002

Raw materials and supplies	2,768	2,430
Work in process	1,381	1,674
Costs and earnings in excess of billings on uncompleted contracts	6,136	5,572
Finished goods and products held for resale	3,038	3,385
Advances to suppliers	914	544

Subtotal	14,237	13,605
Advance payments received	(3,181)	(2,933)

	11,056	10,672

6.     Long-term investments

	June 30,	September 30,
	2003	2002

Investment in associated companies	4,698	4,120
Miscellaneous investments	862	972

	5,560	5,092

     During the third quarter 2003, Investment in associated companies increased mainly due to the Company’s investment in various equity and debt security funds. Investments in associated companies as of June 30, 2003 and September 30, 2002 includes €2,229 and €2,441, respectively, related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) at the end of June 30, 2003 and September 30, 2002 was €2,411 and €1,606, respectively. As a result of the Siemens German Pension Trust’s sale of all of its Infineon shares during the first half of fiscal 2003, Siemens voting interest in Infineon decreased to 16.6% as of June 30, 2003 (see table below).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	June 30,			September 30,
	2003			2002

			shares in			shares in
			thousands			thousands
Siemens’ ownership interest	39.7%		286,292	39.7%		286,292
Less: Non-voting trust’s interest			200,000			200,000

Siemens’ voting interest	16.6	%*	86,292	16.6	%*	86,292
Siemens German Pension Trust’s voting interest			—	16.7	%*	87,053

Siemens’ total voting interest	16.6	%*	86,292	33.3	%*	173,345

*	Based upon total Infineon shares outstanding at June 30, 2003 and September 30, 2002, respectively, less 200 million shares contributed to the Non-voting trust (see Note 3 to the consolidated financial statements contained in the Company’s Annual Report for the year ended September 30, 2002 for a description of the Non-voting trust). As of June 30, 2003 and September 30, 2002, Siemens’ total voting interest is 12.0% and 24.0%, respectively, based on the total shares outstanding.

7.     Goodwill, Other intangible assets, and Property, plant and equipment

	June 30,	September 30,
	2003	2002

Goodwill	6,140	6,459

Other intangible assets	4,144	3,938
Less: accumulated amortization	(1,795)	(1,554)

Other intangible assets, net	2,349	2,384

Property, plant and equipment	30,025	30,961
Less: accumulated depreciation	(19,214)	(19,219)

Property, plant and equipment, net	10,811	11,742

     Goodwill increased by €158 from acquisitions primarily at SBS, PG and Med, and decreased by €418 from currency translation effects and by €59 from dispositions primarily at Med and SD. During the first nine months of fiscal 2003, no goodwill was impaired.

     Other intangible assets include patents, software, licenses and similar rights. As of June 30, 2003, Other intangible assets include €1,631 for software. The accumulated amortization for software amounts to €640. The amortization expense of Other intangible assets for the first nine months of fiscal 2003 and 2002 was €464 and €397, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The table below presents the carrying amount of goodwill per Group:

	June 30,	September 30,
	2003	2002

Operations
Information and Communication Networks (ICN)	237	254
Information and Communication Mobile (ICM)	96	109
Siemens Business Services (SBS)	269	230
Automation and Drives (A&D)	294	283
Industrial Solutions and Services (I&S)	62	92
Siemens Dematic (SD)	562	581
Siemens Building Technologies (SBT)	429	442
Power Generation (PG)	607	598
Power Transmission and Distribution (PTD)	141	148
Transportation Systems (TS)	115	108
Siemens VDO Automotive (SV)	1,528	1,528
Medical Solutions (Med)	1,634	1,898
Osram	85	98
Financing and Real Estate
Siemens Financial Services (SFS)	81	90
Siemens Real Estate (SRE)	—	—

	6,140	6,459

8.     Accrued liabilities

	June 30,	September 30,
	2003	2002

Employee related costs	2,577	2,637
Income and other taxes	1,722	1,574
Product warranties	1,677	1,634
Accrued losses on uncompleted contracts	871	864
Other	2,721	2,899

	9,568	9,608

     The current and noncurrent accruals for product warranties developed as follows:

Nine months ended
June 30, 2003

Accrual as of beginning of period	2,094
Amount charged to expense in current period (additions)	623
Reduction due to payments in cash or in kind (usage)	(411)
Foreign exchange translation adjustment	(68)
Other changes related to existing warranties	(97)

Accrual as of end of period	2,141

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

9.     Long-term debt

     In June 2003, the Company issued €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible notes have a 1.375% coupon and are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which is subject to change under certain circumstances. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, most notably, upon the Company’s share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. The Company may, at any time after June 18, 2007, redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens’ share price exceeds 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. Unless previously redeemed, converted or repurchased and cancelled, the notes mature on June 4, 2010.

10.     Other accruals and provisions

	June 30,	September 30,
	2003	2002

Remediation and environmental accruals	598	705
Deferred income	302	281
Product warranties	464	460
Other long-term accruals	1,848	1,955

	3,212	3,401

     The Company has significant asset retirement obligations relating to the decommissioning of its Hanau and Karlstein facilities, which had been used in the production of uranium and mixed-oxide fuel elements. The Company had previously recorded liabilities for such obligations based on estimated future cash flows discounted using a risk-free rate. Therefore, the impact of the adoption of SFAS 143 principally relates to the application of current credit-adjusted risk-free interest rates. The interest rates for the environmental liabilities relating to the decommissioning of the Hanau and Karlstein facilities, previously ranging from approximately 4% to 5%, have been adjusted to a range from approximately 3% to 6%.

     The cumulative effect of initially applying SFAS 143 amounted to a positive €36 (net of income taxes). The liability for asset retirement obligations as of June 30, 2003 totals €609. Included in Remediation and environmental accruals is €512 representing the non-current portion of the asset retirement obligation relating to the Hanau and Karlstein facilities. Had SFAS 143 been applied as of September 30, 2002, September 30, 2001 and October 1, 2000, the impact on the liability recorded, net income and earnings per share would not have been material.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

11.     Shareholders’ equity

     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for the nine months ended June 30, 2003 and fiscal year 2002:

	Capital stock		Authorized Capital		Conditional Capital
	(authorized and issued)		(not issued)		(not issued)

	in thousands	in thousand	in thousands	in thousand	in thousands	in thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2001	2,664,690	888,230	772,630	257,543	194,525	64,842
Stock options	413	138	—	—	(413)	(138)
Settlement to former SNI shareholders	19	6	—	—	(19)	(6)
Capital increases	6,000	2,000	(6,000)	(2,000)	—	—

As of September 30, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	302	101	—	—	(302)	(101)
Expired capital	—	—	(300,000)	(100,000)	—	—
New approved capital	—	—	250,000	83,333	267,000	89,000

As of June 30, 2003	2,671,424	890,475	716,630	238,876	460,791	153,597

Capital increases

     In the first nine months of fiscal 2003, capital stock increased by €302 thousand through the issuance of 100,545 shares from the conditional capital as settlement to former shareholders of SNI AG.

Treasury stock

     In the first nine months of fiscal 2003, Siemens repurchased a total of 2,902,799 shares (representing €9 or 0.3% of capital stock) at an average price of approximately €43.84 per share in addition to the 49,864 shares of treasury stock held at beginning of the fiscal year. Of these shares, 2,951,530 shares (representing €9 or 0.3% of capital stock) were sold to employees. The majority of these shares was sold to employees at a preferential price of €29 per share during the second quarter of fiscal 2003. As of June 30, 2003, 1,133 shares of stock remained in treasury.

Authorized and Conditional Capital

     Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders’ Meeting on January 23, 2003. The Company’s shareholders authorized the Managing Board with the approval of the Supervisory Board to increase the capital stock by up to €250 through the issuance of up to 83,333,334 shares for which the shareholders’ preemptive rights are excluded since these shares will be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 will expire on January 22, 2008.

     By resolution of the Annual Shareholders’ Meeting on January 23, 2003, the Managing Board is authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to new shares of Siemens AG. The authorization will expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89,000,000 shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

12.     Guarantees and other commitments

	June 30,	September 30,
	2003	2002

Discounted bills of exchange	54	51
Guarantees
Credit guarantees	602	945
Guarantees of third-party performance	1,555	1,678
Other guarantees	791	1,960

Total	2,948	4,583

Collateral for third party liabilities	16	17

     In accordance with FIN 45, the table above provides the undiscounted amount of maximum potential future payments for each major group of guarantee.

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. In connection with the formation of Infineon as a separate legal entity, Siemens had guarantees relating to business obligations of Infineon that could not be transferred to Infineon for legal, technical or practical reasons. With respect to such guarantees, as of September 30, 2002, Credit guarantees include €61 (that expired in fiscal 2003), for which Siemens had guaranteed the indebtedness of ProMOS, a subsidiary of Infineon. As of June 30, 2003, the Company has accrued €129 relating to credit guarantees compared to €191 at September 30, 2002.

     Furthermore, Siemens issues Guarantees of third-party performance, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees. Performance bonds also include an amount of €767 as of June 30, 2003, related to commitments of Siemens’ formerly owned defense electronics business, which was sold in 1998.

     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2002, Other guarantees also include a guarantee for Infineon totaling €313 (which expired in fiscal 2003) with respect to contingent liabilities for government grants previously received. As of June 30, 2003 and September 30, 2002, the total accruals for other guarantees amounted to €190 and €284, respectively.

     As of June 30, 2003, the amount recognized for the non-contingent component of guarantees entered into after December 31, 2002 (see Note 1) was not significant.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

13.     Stock-based compensation

     On November 14, 2002, the Supervisory Board and Managing Board granted options to 5,814 key executives for approximately 9.4 million shares of which options for 345,000 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price was €53.70 which is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

     Details on option activity and weighted average exercise prices for the nine months ended June 30, 2003 are as follows:

		Weighted Average
	Options	Exercise Price

Outstanding, beginning of period	11,648,767	€82.85
Granted on November 14, 2002	9,397,005	€53.70
Options exercised	—	—
Options forfeited	(501,403)	€69.45

Outstanding, end of period	20,544,369	€69.84

Exercisable, end of period	4,599,421	€76.38

Fair value information

     The Company uses the Black-Scholes option pricing model to determine the fair value of grants. The fair value of the options granted on November 14, 2002 under the 2001 Siemens Stock Option Plan was €9.80 per option. The assumptions for calculating the fair value are as follows:

Assumptions
at grant date

Risk-free interest rate	3.31%
Expected dividend yield	2.23%
Expected volatility	53.49%
Expected option life	3 years
Estimated weighted average fair value per option	€9.80
Fair value of total options granted during nine months of fiscal year 2003	€92

     The Black-Scholes option valuation model was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options may have characteristics that vary significantly from traded options and because changes in subjective assumptions can materially affect the fair value of the option, it is management’s opinion that existing models do not necessarily provide a single reliable measure of fair value.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

14.     Earnings per share

	Nine months ended
	June 30,

	2003	2002

	(shares in thousands)
Net income	1,721	2,544
Weighted average shares outstanding – basic	889,748	889,279
Effect of dilutive stock options	—	224

Weighted average shares outstanding – diluted	889,748	889,503
Basic earnings per share	1.93	2.86
Diluted earnings per share	1.93	2.86

15.     Segment information

     Siemens has fifteen reportable segments (referred to as “Groups”) reported among the components used in Siemens’ financial statement presentation. The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     Infineon was a reportable segment until its deconsolidation as of December 5, 2001. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. Siemens’ at-equity share in Infineon’s results is shown under Operations (see below Reconciliation to financial statements).

     The accounting policies of these components, as well as the Groups, are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to the Groups. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, income taxes and certain one-time items (“Group profit”) as determined by the Managing Board as the chief operating decision maker. The previously used term “EBIT” was retitled, however the definition remained unchanged.

     Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

typically made centrally by Corporate Treasury. Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of foreign pension plans, while all other pension related costs are included in the line item Corporate items, pensions and eliminations. Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (“asset-based adjustments”). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (“liability-based adjustments”) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

     Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups and consists of all pension related costs, other than amounts related to the service cost of foreign pension plans. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Nine months ended
	June 30,

	2003	2002

Corporate items	(672)	(507)
Pensions	(593)	(179)
Eliminations	9	(65)

	(1,256)	(751)

     For the nine months ended June 30, 2003, Corporate items includes €187 representing Siemens’ at-equity share in the net loss incurred by Infineon which was €134 in the prior year. For the first nine months of fiscal year 2002, Corporate items also includes the gain on the sale of two non-operating equity investment totaling €133. Pensions for the first nine months of fiscal 2003 were negatively affected by changes in pension trust net asset values, lower return assumptions and increased amortization expense primarily related to the underfunding of the Company’s pension trusts.

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     Gains on sales and dispositions of significant business interests for the first nine months of fiscal 2002 include a gain of €936 from the sale of 63.1 million Infineon shares in open market transactions.

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment information according to the above definition:

	June 30,	September 30,
	2003	2002

Total assets of Operations	63,201	67,699
Asset-based adjustments
Intracompany financing receivables and investments	(10,856)	(14,127)
Tax related assets	(4,018)	(4,350)
Liability-based adjustments
Pension plans and similar commitments	(5,102)	(5,299)
Accruals	(6,335)	(6,690)
Liabilities to third parties	(19,154)	(21,478)

Total adjustments (line item Other assets related reconciling items within the Segment information table)	(45,465)	(51,944)
Net capital employed of Corporate items, pensions and eliminations	2,816	3,021

Net capital employed of Operations Groups	20,552	18,776

Financing and Real Estate

     The Company’s performance measure for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measure used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.

     For the nine months ended June 30, 2003 and 2002, Income before income taxes at SFS includes interest revenue of €341 and €389, respectively, and interest expense of €200 and €238, respectively.

     For the nine months ended June 30, 2003 and 2002, Income before income taxes at SRE includes interest revenue of €7 and €11, respectively, and interest expense of €79 and €105, respectively.

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance and certain currency and interest rate derivative instruments. For the nine months ended June 30, 2002, the results of operations from Infineon for the first two months of that period are included.

     For the nine months ended June 30, 2003, Income before income taxes also includes a gain of €24 from the repurchase and the retirement of €500 notional amount of the exchangeable notes.

16.     Subsequent events

     In July 2003, the Company received the approval of the relevant antitrust authorities for the acquisition of the medium-sized gas and steam turbine businesses of Alstom. The closing of the acquisition occurred on July 31, 2003.

Quarterly Summary

(in € unless otherwise indicated)

	Fiscal 2003			Fiscal 2002

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net sales (in millions of €)	17,380	18,230	18,845	21,290	20,482	21,258	20,986
Net income (in millions of €)	632	568	521	53	725	1,281	538
Net cash from operating and investing activities (in millions of €)	266	1,398	(1,137)	1,548	1,466	1,433	307

Key capital market data
Earnings per share	0.71	0.64	0.59	0.06	0.81	1.44	0.61
Diluted earnings per share	0.71	0.64	0.59	0.06	0.81	1.44	0.61
Siemens stock price (1)
High	46.15	45.04	51.37	63.00	76.00	78.52	74.35
Low	37.80	32.55	32.05	34.00	55.26	61.82	41.40
Period-end	42.72	37.80	40.50	34.00	60.78	76.00	74.35
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	–19.17	+10.15	+15.36	–6.94	–0.92	–2.03	+58.45
Compared to Dow Jones STOXX index	–2.75	+5.85	+16.00	–20.82	–4.31	+0.62	+65.86
Number of shares (in millions)	890	890	890	890	890	890	888
Market capitalization (in millions of €)	38,041	33,656	36,060	30,273	54,117	67,667	66,042
Credit rating of long-term debt
Standard & Poor’s	AA–	AA–	AA–	AA–	AA–	AA–	AA
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	XETRA closing prices, Frankfurt.

Supervisory Board Changes

As of July 14, 2003, Jerry I. Speyer was named to the Supervisory Board of Siemens AG following approval by the commercial register of the Berlin and Munich local courts. Mr. Speyer will succeed Hans-Dieter Wiedig, who has resigned.

Managing Board Changes

Effective August 1, 2003, Jürgen Radomski (61) will assume responsibility for Corporate Personnel, succeeding Prof. Peter Pribilla (62), who is retiring on September 30, 2003.

Johannes Feldmayer (46) has been elected by the Managing Board with approval of the Supervisory Board to the Corporate Executive Committee as of August 1, 2003.

Dr. Volker Jung (64) will retire on September 30, 2003. CEO Dr. Heinrich v. Pierer (62) will at that time assume acting responsibility for the duties previously performed by Dr. Jung.

Siemens financial calendar*

Preliminary figures for fiscal year/Press conference	Nov. 13, 2003
Annual Shareholders’ Meeting for fiscal 2003	Jan. 22, 2004

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relation)

E-mail	press@siemens.com Investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet              www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2003 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 5, 2003	/s/ DR. ELISABETH SCHMALFUSS Dr. Elisabeth Schmalfuss Deputy Vice President

/s/ DANIEL SATTERFIELD Daniel Satterfield Director